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                                                                                                 EXHIBIT 12

                             KENTUCKY POWER COMPANY
                Computation of Ratio of Earnings to Fixed Charges
                        (in thousands except ratio data)
                                                                     Year Ended December 31,
                                                          1996       1997      1998      1999      2000
Fixed Charges:
  Interest on First Mortgage Bonds . . . . . . . . .    $14,914    $14,867   $13,936   $12,712   $ 9,503
  Interest on Other Long-term Debt . . . . . . . . .      6,446      8,597    12,188    13,525    16,367
  Interest on Short-term Debt. . . . . . . . . . . .      2,849      3,034     2,455     2,552     3,295
  Miscellaneous Interest Charges . . . . . . . . . .        555        559       634       869     2,523
  Estimated Interest Element in Lease Rentals. . . .        800      1,700     1,500     1,200     1,700
       Total Fixed Charges . . . . . . . . . . . . .    $25,564    $28,757   $30,713   $30,858   $33,388

Earnings:
  Net Income . . . . . . . . . . . . . . . . . . . .    $16,973    $20,746   $21,676   $25,430   $20,763
  Plus Federal Income Taxes. . . . . . . . . . . . .      5,119      9,415     9,785    12,993    17,884
  Plus State Income Taxes. . . . . . . . . . . . . .        598      2,190     2,096     2,784     2,457
  Plus Fixed Charges (as above). . . . . . . . . . .     25,564     28,757    30,713    30,858    33,388
       Total Earnings. . . . . . . . . . . . . . . .    $48,254    $61,108   $64,270   $72,065   $74,492

Ratio of Earnings to Fixed Charges . . . . . . . . .       1.88       2.12      2.09      2.33      2.23
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